

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

<u>Via E-Mail</u>
Tatiana Mironenko, President
Vista Holding Group Corp., Inc.
Runovsky per., 11/13 str. 2, kv. 36
Moscow, Russia 115184

> **Re: Vista Holding Group Corp., Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-184795**
> **Filed January 9, 2013**

Dear Ms. Mironenko:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comment refer to our letter dated December 4, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

Risk Factors

As an "Emerging Growth Company" Under the JOBS Act, We Are …, page 10

2.   Your changes in response to prior comment 6 are limited to the effect of your status as an emerging growth company, which has a maximum duration of five years. Additionally, you are a smaller reporting company and may remain in that status indefinitely. Please expand the disclosure to state that you are not required to obtain an auditor attestation of

any management's evaluation of the effectiveness of your internal controls over financial reporting for so long as you remain a smaller reporting company.

We Will Not Be Required To Evaluate Our Internal Control Over …, page 12

3.   Your response to prior comment 7 does not address the specific risk to investors resulting from the fact that you have not conducted an effectiveness evaluation of your internal controls, that a lapse of time will occur before the first such, and that an auditor attestation of management's evaluation of effectiveness of the internal controls will not occur so long as you are a smaller reporting company. Please revise to clarify that these conditions present a risk that material weaknesses in your accounting controls may not be discovered and that such weaknesses may lead to misstatements in your financial records and statements.

Use of Proceeds, page 13

4.   Your use of proceeds table on page 13 that was revised in response to prior comment 11 appears to have an error. The individual components listed in the $25,000 column total $30,000, which exceeds the amount of gross proceeds to be raised at the 50% level. Please revise accordingly.

Government Regulation, page 23

5.   Your responses to prior comments 19 and 20 indicate that you do not need to receive any government approvals, permits, registrations licenses or the like to operate your business in the Russian Federation. You also state that you are unaware of any restrictions on repatriation of assets or cash to the U.S. Please express these views as beliefs and provide us the basis for your beliefs, including whether you have received an opinion from Russian corporate counsel. Please revise to clarify whether, as a U.S. corporation operating a branch or representative office of a foreign legal entity in the Russian Federation, you are subject to accreditation with the federal government and state authorities. It is unclear how a U.S. corporation will be able to open a bank account in the Russian Federation without the proper accreditation and registration and payment of the relevant fees.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief - Legal

cc: Via E-Mail
        David Lubin, Esq.